EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSES LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of the 31st day of December, 2014 by and between Hatteras Funds, LLC, a Delaware limited liability company (the “Advisor”) and HCIM Trust, a Delaware statutory trust (the “Trust”), regarding each series of the Trust listed in Appendix A (the “Funds”).

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor (the “Advisory Agreement”); and

WHEREAS, the Funds, and each of their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Funds’ Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Advisor hereby agrees to limit each class of the Funds’ current Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Advisor is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, dividends and interest paid on short sales, brokerage commissions, acquired fund fees and expenses of non-affiliated investment companies, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Trust hereby agrees to reimburse the Advisor for any excess expense payments that are paid or absorbed by the Advisor pursuant to this Agreement set forth above ("Excess Expenses"), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein for an initial term run through April 30, 2016 and for consecutive one year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor, other than at the end of any one year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

HCIM TRUST

By: /s/ J. Michael Fields
Name: J. Michael Fields
Title: Secretary

HATTERAS FUNDS, LLC

By: /s/ J. Michael Fields
Name: J. Michael Fields
Title: Chief Operating Officer

Appendix A

Series and Class	Expense Limit

Hatteras Disciplined Opportunity Fund – Class A	2.00%

Hatteras Disciplined Opportunity Fund – Institutional Class	1.75%